Cue Capital Limited Partnership

Statement of Financial Condition
December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YYYY) AND ENDING 12/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CUE CAPITAL LIMTIED PARTNERSHIP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 S. BAYSHORE DRIVE, SUITE 9
(No. and Street)

MIAMI	FL	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE SKOURAS — 305-290-4013 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPHAEL GOLDBERG NIKPOUR COHEN & SULLIVAN CPA'S PLLC
(Name -- *if individual, state last, first, middle name*)

97 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ GEORGE SKOURAS _____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ CUE CAPITAL LIMTIED PARTNERSHIP _____, as of
_____ December 31, 2020 , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____ No exceptions _____



_____
Signature

_____
Managing Partner
Title



_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5088172
Qualified in Kings County
Commission Expires 10/28/ _2022_

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cue Capital Limited Partnership
Table of Contents
December 31, 2020



RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Cue Capital Limited Partnership

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cue Capital Limited Partnership (the "Company") (a limited partnership), as of December 31, 2020 and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cue Capital Limited Partnership as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2012.

Woodbury, New York
February 15, 2021

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Cue Capital Limited Partnership
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	66,081
Prepaid expenses		23,376
Property and equipment, net		2,705
Other assets		1,551
Total Assets	$	93,713

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued expenses	$	12,252
Due to partner		12,190
Total Liabilities		24,442
Partners' Capital		69,271
Total Liabilities and Partners' Capital	$	93,713

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

    Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The partnership is a broker-dealer registered with the Securities and Exchange   Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The Partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

    The Partnership's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation

    The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Use of Estimates

    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    Cash consists of deposits with banks. For purposes of the statement of cash flows, the Partnership considers as short term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

3

Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The Partnership's financial instruments consist of cash and cash equivalents, and accounts payable. The fair value of cash and cash equivalents is based upon the bank balance at December 31, 2020. The fair value of accounts payable is estimated by management to approximate their carrying value at December 31, 2020.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful life as follows:

Assets	Estimated Useful Life
Computer equipment	5 Years
Computer software	5 Years
Furniture	7 Years
Leasehold improvements	15 Years

The Partnership periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Partnership did not recognize an impairment loss on its long lived assets for the year ended December 31, 2020.

Income Taxes

No provision for federal and state income taxes has been recorded because the limited partner reports the Partnership's income or loss on his income tax returns.

3. **Property and Equipment**

Property and equipment at December 31, 2020 are as follows:

Furniture and fixtures	$	10,982
Computer Equipment		18,521
		29,503
Less: accumulated depreciation		(26,798)
	$	2,705

4. **Due to Partner**

As of December 31, 2020, there is a balance in due to partner of approximately $12,000 as presented in the Statement of Financial Condition.

5. **Concentration of Credit Risk and Uncertainties**

The Partnership maintains all of its cash deposits in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk with respect to these deposits.

In December 2019, a novel strain of coronavirus was reported in China. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." The COVID-19 outbreak is disrupting financial markets across the world. The extent of the impact of COVID-19 on the Partnership's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. At this point, the extent to which COVID-19 may impact the Partnership's financial condition or results of operations is uncertain.

6. **Commitments**

The Partnership had no commitments for the year ended December 31, 2020.

7. **Net Capital Requirements**

    The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

    At December 31, 2020, the Partnership's net capital was $41,639, which was $36,639 in excess of its minimum requirement of $5,000 under SEC Rule 15c3-1. The Partnership's net capital ratio was 0.59 to 1.

    The Partnership does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

8. **Subsequent Events**

    Subsequent events have been evaluated through February 15, 2021, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.